IN THE UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF ARIZONA

MINUTE ENTRY/ORDER

FOR MATTER TAKEN UNDER ADVISEMENT

[The upper right corner of the page is stamped: “FILED Mar. 27, 2006 United States Bankruptcy Court for the District of Arizona]

Bankruptcy Judge:	Hon. Redfield T. Baum

Case Name:	Stevens Financial Group, Inc. Ch 11

Case No.:	2:01-bk-03105-PHX RTB

Subject of Hearing:	Motion for Declaratory Relief filed by Trust Supervision Committee

Date Matter Taken
Under Advisement:	March 21, 2006

Date Ruled Upon:	March 27, 2006

The Trust Supervision Committee of the Freedom Financial Group I Statutory Trust (the "Committee"), created pursuant to the confirmed plan of reorganization in this chapter 11 case moves the court for certain orders regarding its powers and authority under the Plan and the other agreements authorized by the Plan. The Plan provided that (1) the holders of the common stock of the reorganized debtor ("Freedom Financial") would also receive preferred stock in Freedom Financial, and (2) the preferred stock would be held in trust and the trust would effectively be managed by the Committee.
Freedom Financial, through its board, has concluded that without additional capital or other funding it can not be competitive in its market and, in turn, will not be able to generate sufficient revenue and profits for the benefit of its shareholders. It has also concluded that the rights of the preferred stock effectively preclude it from raising the needed capital and/or funding because the preference rights of the preferred stock effectively preclude the company from raising more capital or otherwise obtaining the needed funding. It has therefore decided that it is in the best interests of its shareholders that the preferred stock be converted to common stock, the trust be terminated with the converted common stock distributed to the trust beneficiaries who are also the holders of its common stock, and that the quorum requirements for shareholder meetings of Freedom Financial be reduced from 50% to 33.33%.

At the hearing on the motion, Freedom Financial and the Committee presented credible evidence that without the requested modifications Freedom Financial would have a limited and restricted financial future such that it may be in the best interests of all to wind up its affairs and liquidate its assets. The credible evidence presented was that the liquidation value of the company was between three and six million dollars. Based upon that evidence, the court is left with the strong view that (1) the rights granted by the preferred stock are not viable because of the economic structure of Freedom Financial, (2) absent material changes in the financial structure of Freedom Financial that economic reality will not change, and (3) it is not realistic to expect new investment or funding for Freedom Financial due to the preferences granted to the preferred stock holders. Hence, solely from an economic perspective the plan contemplated by Freedom Financial and the Committee makes compelling economic sense.
In response to this motion, the Investors' Committee was reconstituted and its attorneys reappointed by this court. The Investors' Committee asserts that the relief sought by the Committee and Freedom Financial requires an affirmative vote of the shareholders. Approximately 25 of the shareholders of Freedom Financial have filed statements with the court regarding this motion and most of those statements generally oppose the relief requested in the motion.

At the hearing on this motion, the parties agreed that there were two issues for this court to decide, (1) does the Committee have the power to convert the preferred stock to common stock without an affirmative vote by the shareholders, and, if the Committee has such power, (2) is it in the best interests of the shareholders to convert the preferred stock.
Section 6.4 of the Plan governs the "voting rights on other matters", which `other matters' would include the above actions contemplated by the Committee and Freedom. That section provides:
Except as otherwise specifically set forth herein, on all matters submitted to shareholders for a vote, each share of Preferred or Common Stock will be entitled to one vote, without regard to Class and the outstanding Preferred Stock shall be voted in the same manner as Common Stock; provided, however, that as long as any Preferred Stock remains outstanding, (i) the rights and privileges of the Preferred Stock may not be altered without the approval of a majority (by face amount) of the holders of Preferred Stock, and (ii) no class of stock may be issued by the Reorganized Debtor providing for higher priority in redemption, dividends, or liquidation preference without the consent of a majority of the holders of the Preferred Stock.
Because the trust and the trust agreement were created pursuant to the authority granted by the Plan, the court considers the Plan the operative and controlling document in connection with the issues presented by the motion. More simply stated, the Plan provisions would control to the extent of any inconsistency in the trust agreement.
The court concludes that the controlling provision is the above quoted proviso that "the rights and privileges of the Preferred Stock may not be altered without the approval of a majority (by face amount) of the holders of Preferred Stock". The proposed actions by the Committee and Freedom Financial would alter the rights and privileges of the preferred stock holders. Thus the approval of a majority of the preferred stockholders is required. Can that approval be accomplished by the Committee directing the trustee to so vote the preferred stock?

The court concludes that the right to cast votes is held by the shareholders of the preferred stock and, therefore, the Committee does not have the power to direct the voting of the preferred stock. The court reaches this conclusion for several reasons. First, the critical provision is the section of the Plan on voting rights. Although not a model of clarity, the court has the firm sense that the fair reading of that provision strongly implies that the right to vote will be by the individual shareholders. Second, the plan does not say that the trustee or the Committee will have the right to vote the preferred stock. It would have been simple to so state if that was the intention under the Plan. Third, Section 6.8 of the Plan, "Management Of Preferred Stock Trust" states that "... the Preferred Stock Trust may be terminated by a two-thirds majority of the Common Stock . . .". The termination of the trust required a vote from the common stock. Thus the provisions governing the management of the trust called for a shareholder vote to terminate the trust. Further and as noted above, there is no provision authorizing the Committee or the trust to vote the preferred stock. Finally, the court also concludes that there is a compelling equitable consideration warranting that the shareholders vote to decide to convert the preferred stock and taking the other contemplated action. In this court's view, the shareholders were victims of the wrongful, pre-bankruptcy conduct of the original operators of the debtor. Thus in a sense the shareholders of Freedom Financial involuntarily acquired their stock as compared to typical investors who elect to purchase stock on the open market. Due to that reality, the court views that any ambiguity here should be construed in favor of allowing the shareholders to vote on these material changes to the Plan.

Accordingly, the court concludes that the Committee and the trustee do not have the power to convert the preferred stock absent an approving vote from the holders of the stock of Freedom Financial. Having concluded that the Committee lacks such power, the court need not decide the second issue regarding whether the best interests of the shareholders favor conversion.
Therefore, the motion is denied.

Copy mailed 3/27/06 to:

C. Taylor Ashworth
Christopher Simpson
Stinson Morrison Hecker LLP
1850 N. Central Ave. #2100
Phoenix, AZ 85004

Raymond Plaster
Moon, Plaster & Sweere, LLP
3275 E. Ridgeview Suite C
Springfield, MO 65804

U.S. Trustee
Office of the U.S. Trustee
230 N. First Ave. Suite 204
Phoenix, A2 85003

By: /s/ L. Davis for
Judicial Assistant